Exhibit 107

Calculation of Filing Fee Table

Schedule TO

(Form Type)

Valvoline Inc.

(Name of Issuer)

Valvoline Inc.

(Name of Person(s) Filing Statement)

Table 1: Transaction Valuation

	Transaction valuation	Fee rate	Amount of filing fee

Fees to Be Paid	$24,236,942.42 (1)	0.00011020	$2,670.91

Fees Previously Paid	$1,000,000,000 (1)(2)		$110,200.00 (2)

Total Transaction Valuation	$1,024,236,942.42 (1)

Total Fees Due for Filing			$112,870.91

Total Fees Previously Paid			$110,200.00 (2)

Total Fee Offsets			—

Net Fee Due			$2,670.91

(1) Estimated solely for the purpose of determining the filing fee.

(2) A filing fee of $110,200.00 was paid in connection with the filing of the Schedule TO by Valvoline Inc. (File No. 005-89804) on May 11, 2023 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.